INTERNATIONAL WIRE GROUP, INC.
                                12 MASONIC AVENUE
                                CAMDEN, NY 13316
                                 (315) 245-3800



                                                               December 13, 2007
VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: John Cash, Accounting Branch Chief

        RE:    FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
               FILE #0-51043

Dear Mr. Cash:

            We are in receipt of your comment letter dated November 30, 2007 to International Wire Group, Inc. (the "Company"). For your convenience, the Company has reproduced the comment contained in the Staff's letter of November 30, 2007 in italicized text before the Company's response.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006
-------------------------------------------------

Item 3. Legal Proceedings, page 17
----------------------------------

1. We note your disclosure that you have insurance coverage for "a substantial portion of these product liability claims that arose prior to April 1, 2002." Please tell us, with a view toward future disclosure, what your exposure is with respect to the remainder of the claims and lawsuits pending against you.

RESPONSE: For the lawsuits and claims prior to April 1, 2002 relating to washing machine water inlet hoses, the Company's product liability coverage is in excess of the insured claims. For the lawsuits and claims relating to the period on or after April 1, 2002 relating to washing machine water inlet hoses, the Company has no insurance coverage. As of December 31, 2006, there were 297 uninsured claims with a value of alleged damages of $4.2 million, as explained in Note 18 to the Company's consolidated financial statements included on Form 10-K for the year ended December 31, 2006. Given that the age of the product is now between 10 and 14 years old, the continual decline in the number of new claims filed against the Company and the Company's historical settlement rates for these claims, under the criteria of FAS 5, Accounting for Contingencies, the Company had a reserve of $1.3 million recorded as of December 31, 2006 related to the uninsured claims.

In future filings, the Company will revise its disclosure in Item 3. Legal Proceedings with respect to those claims and lawsuits pending against the Company.


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Securities and Exchange Commission
December 13, 2007
Page 2



Item 9A. Controls and Procedures, page 83
-----------------------------------------

2. Please tell us, with a view toward future disclosure, how management concluded that the financial statements present in all material respects the company's financial position and its results of operations for the periods presented in conformity with GAAP, notwithstanding the material weaknesses you discuss.

RESPONSE: In light of the material weaknesses described in Item 9A. Controls and Procedures on Form 10-K for the year ended December 31, 2006, the Company performed additional analysis and other post-closing procedures to ensure its consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. In addition, the Company delayed finalizing its fiscal 2006 financial closing as an additional measure to ensure its consolidated financial statements were properly stated. If similar statements are made by the Company in future filings, the Company will provide an explanation of the basis for its conclusion.

3. We note your disclosure in the Form 10-Q for the quarterly period ended September 30, 2007 that your disclosure controls and procedures are still not effective. Please tell us, with a view toward future disclosure, the status of the material weaknesses and their components. Please tell us whether or not the company has remediated the material weaknesses. If the material weaknesses have not been remediated, please tell us when and how the company expects to do so. Please tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct the material weaknesses you identified.

RESPONSE: As discussed in Item 4. Controls and Procedures on Form 10-Q for the period ended September 30, 2007, there are two material weaknesses that led the Company's officers to conclude that their disclosure controls and procedures were not effective.

The first material weakness related to the controls over the evaluation and completeness of the Company's deferred tax assets and liabilities, the associated valuation allowances established in previous years to reflect the likelihood of the recoverability of net deferred tax assets and the income tax provision/(benefit) for continuing and discontinued operations. Specifically, the Company did not have effective controls in place to identify net operating loss carryforwards and the differences between book and tax accounting for fixed assets, certain inventory reserves and LIFO inventories and certain intangibles.

To address this material weakness, the Company increased its staff in the accounting area and it continues to work closely with its outside tax advisors. In addition, as part of the Company's adoption of Section 404 of the Sarbanes-Oxley Act in fiscal 2007, the Company has formalized its controls and procedures around the income tax process.

Based on the results of remediation testing performed to date, the Company believes it has designed and implemented the appropriate controls to remediate this material weakness; however, the Company believes that the new controls

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Securities and Exchange Commission
December 13, 2007
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designed must operate effectively during the fourth quarter of 2007 before a conclusion can be reached that this material weakness has been successfully remediated.

The second material weakness resulted from not maintaining a sufficient number of personnel with an appropriate level of knowledge to adequately prepare the financial statements, which contributed to the following control deficiencies:

      1. The Company did not have an adequate process in place to perform analysis and independent secondary review of complex or non-routine accounting matters, such as accounting for discontinued operations, certain aspects of a debt modification, purchase accounting transactions and stock-based compensation.

      2. The Company did not maintain an adequate process to analyze and review certain accrued liabilities and related expense accounts involving management's judgments and estimates.

      3. The Company did not maintain effective policies and procedures related to our financial close process to ensure that the presentation and disclosures in the financial statements were prepared and reviewed in a timely and accurate manner.

To address this material weakness, the Company increased its staff in the accounting area. In addition, as part of the Company's adoption of Section 404 of the Sarbanes-Oxley Act in fiscal 2007, it has formalized its controls and procedures around the process in place to perform analysis and independent secondary review of complex or non-routine accounting matters, the process to analyze and review certain accrued liabilities and related expense accounts involving management's judgments and estimates and the overall financial statement close process.

Based on the results of remediation testing performed to date, the Company believes it has designed and implemented the appropriate controls to remediate each of the control deficiencies which led to the material weakness in the overall financial statement close process; however, the Company believes that the new controls designed must operate effectively for a full annual close process before a conclusion can be reached that this material weakness has been successfully remediated.

If the Company concludes that these material weaknesses are not resolved, the Company will provide additional information about its remediation plans.


Executive Compensation, page 14 of Proxy Statement
--------------------------------------------------

4. Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. In future filings, please revise your Compensation

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Securities and Exchange Commission
December 13, 2007
Page 4



Discussion and Analysis to discuss in more detail your principal executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

RESPONSE: In future filings, the Company will provide additional detail.



Elements of Compensation for Fiscal 2006, page 15 Base Salary, page 15
-----------------------------------------------------------------------

5. Your disclosure indicates that you may have engaged in benchmarking of base salaries or other material elements of compensation. For example, we note disclosure concerning your "design of base salary to be competitive compared with prevailing market rates at manufacturing companies that have similar total revenue and market capitalization." Please identify in future filings your benchmarks, including their components and component companies. Alternatively, please tell us why you do not believe that you engage in benchmarking. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE: The Company's Compensation Committee has not used specific benchmarks in the past (but may do so in the future), but rather relies on the general experience and knowledge of members of the Compensation Committee. In future filings, the Company will clarify its disclosure.


FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007
-------------------------------------------------

Business Organization and Basis of Presentation - Immaterial Restatement, page 4
--------------------------------------------------------------------------------

6. Please explain to us the facts and circumstances that occurred between the date you initially adopted FIN 48 and the date you determined the error that resulted in a negative adjustment of $3.67 million to equity. Please clearly indicate how you determined the amount of the adjustment when you initially adopted FIN 48 and how you determined the amount of the error. Please help us understand how and why you determined that the error relates to the initial adoption of FIN 48.

RESPONSE: In connection with the preparation and filing of its 2006 corporate federal income tax return ("tax return") in the third quarter of 2007, the Company concluded that it made an error in its accounting for the adoption of FIN 48 in the first quarter of 2007.

The Company made an error in its assessment of an uncertain tax position that existed at January 1, 2007 based on the Company's incorrect interpretation of certain sections of the Internal Revenue Code (the "Code"). As a result of the misinterpretation, the Company initially concluded that it met the "more-likely-than-not" criteria, as defined in FIN 48, and accordingly did not

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Securities and Exchange Commission
December 13, 2007
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record any reserve for this uncertain tax position upon its initial adoption of
FIN 48 in the first quarter of 2007.

In the third quarter of 2007 as part of the income tax return process, the Company determined, with the assistance of its income tax advisors/preparers, that it misinterpreted the sections of the Code related to this uncertain tax position. Based on the correct interpretation of the Code, the Company concluded that it did not meet the "more-likely-than-not" criteria under FIN 48 and that a liability was required to be recorded upon adoption for this item. The liability that the Company recorded for this uncertain tax position was equal to the full amount of the income tax due, including interest and penalties.


MD&A -- Results of Operations -- Three Months Ended September 30, 2007, page 19
-------------------------------------------------------------------------------

7. We note the declines in net sales and gross profit margin during the quarter ended September 30, 2007 compared to the same period in 2006. Please explain to us, and clarify in future filings, how and why fluctuations in the proportion of tolled copper affects net sales and gross profit margins. Also, please tell us, and disclose in future filings, the factors that result in fluctuations in the proportion of tolled copper.

RESPONSE: For sales of product comprised of customer-owned ("tolled") copper, the value of the copper material processed is excluded from sales and cost of sales. For sales of product comprised of Company-owned ("owned") copper, the value of the copper material is included in sales and cost of sales. Therefore, as the proportion of tolled copper sales increases, sales and cost of sales decrease, gross margin is consistent and the gross margin percentage increases.

The main factor that causes fluctuations in the proportion of tolled copper from one period to the next is the decision by each of the Company's customers on a sales order by sales order basis whether to use their copper or purchase the Company's owned copper. The Company has some customers who only use their own tolled copper, others who only purchase the Company's owned copper and others who use some tolled and some owned copper purchased from the Company. This decision is based on each of customer's internal factors which are unknown to the Company and out of the Company's control.

In future filings, the Company will clarify how and why fluctuations in the proportion of tolled copper affect net sales and gross profit margins and the factors that result in fluctuations in the proportion of tolled copper.

            In connection with this response letter, the Company acknowledges the following:

            o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
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Securities and Exchange Commission
December 13, 2007
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            o     staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filing; and

            o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Should any member of the Staff have any questions regarding the filing, please feel free to contact the undersigned at (314) 416-8705.


                                          Very truly yours,

                                          /s/  Glenn J. Holler

                                          Glenn J. Holler
                                          Senior Vice President, Chief Financial
                                          Officer and Secretary